                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              UNIQUE MOBILITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909154 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                     P.K. Pal, Esq., Alcan Aluminium Limited
                           1188 Sherbrooke Street West
                        Montreal, Quebec, CANADA H3A 3G2
                                 (514) 848-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 4, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)
                               (Page 1 of 13 Pages)

----------------------------------------------------------------------------------------------
CUSIP No.  909154 10 6                              13D               Page  2   of  13  Pages
          --------------                                                   ----    ----
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alcan Aluminium Limited
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]
                                                                                     (b) [ ]
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     WC, OO

----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Canada
----------------------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

                                                       1,401,925
                               ---------------------------------------------------------------
             NUMBER OF               8        SHARED VOTING POWER
              SHARES
           BENEFICIALLY        ---------------------------------------------------------------
            OWNED BY                 9        SOLE DISPOSITIVE POWER
          EACH REPORTING
            PERSON WITH                              1,401,925
                               ---------------------------------------------------------------
                                    10        SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,401,925

----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*         [ ]

----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     10.7%

----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                     CO

----------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                             AMENDED AND RESTATED
                                 SCHEDULE 13D

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CUSIP NO. 909154 10 6                                        Page 3 of 13 Pages
-------------------------------------------------------------------------------


                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                  This Amendment No. 8 amends and restates in its entirety the information contained in the Statement on Schedule 13D filed by Alcan Aluminium Limited ("Alcan") on June 17, 1988, as amended by Amendment No. 1 to the Statement filed by Alcan on June 29, 1988, Amendment No. 2 to the Statement filed by Alcan on August 12, 1991, Amendment No. 3 to the Statement filed by Alcan on September 11, 1991, Amendment No. 4 to the Statement filed by Alcan on November 12, 1991, Amendment No. 5 to the Statement filed by Alcan on December 2, 1991, Amendment No. 6 to the Statement filed by Alcan on May 28, 1992, and Amendment No. 7 to the Statement filed by Alcan on January 14, 1993, and is being filed on behalf of Alcan pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

Item 1.           Security and Issuer.
-------           --------------------
                  This statement is made with respect to the Common Stock par value $0.01 per share (the "Stock") of Unique Mobility, Inc. ("Unique"), a corporation organized under the laws of the State of Colorado, the address of the principal executive offices of which is 425 Corporate Circle, Golden, Colorado 80401.

Item 2.           Identity and Background.
-------           ------------------------
                  This statement is filed by Alcan. Alcan is a corporation organized under the laws of Canada, the address of the principal executive offices of which is 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2. Alcan is engaged principally, together with subsidiaries and related companies, in all aspects of the aluminum business on an international scale. Alcan is independent of, and operates in competition with, all other major aluminum producers. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the distribution and marketing of aluminum and non-aluminum products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries and related companies, has bauxite holdings in six countries, produces alumina in nine, smelts primary aluminum in six, operates aluminum fabricating plants in fifteen and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.

                  Since the metal aluminum, from the raw material to the semi-fabricated or finished product, is the prime concern of Alcan, and since its operations are vertically integrated on an international basis, Alcan is engaged in a one-segment business, except for immaterial operations.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 909154 10 6                                        Page 4 of 13 Pages
-------------------------------------------------------------------------------


                  Alcan International Limited ("Alcanint") is a wholly owned subsidiary of Alcan. Alcan's principal resource technology is owned and managed by Alcanint.

                  The names of the directors and executive officers of Alcan, their business address, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Alcan are set forth in EXHIBIT A, attached hereto.

                  Each of the directors and executive officers named in EXHIBIT A is a Canadian citizen except for Messrs. Ball, Engen, Heister and Sturgell who are American citizens, Mr. Russell who is a British citizen, Mr. Schulmeyer who is a German citizen, Mr. Ergas who is a French citizen, and Messrs. de Aguiar and Santos, who are Brazilian citizens.

                  Neither Alcan nor any of the individuals listed in EXHIBIT A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.           Source and Amount of Funds or Other Consideration.
------            ---------------------------------------------------
                  The $145,314.45 consideration paid for the purchase of the original 322,921 shares of Stock, the $300,000.00 paid for the Debenture (as defined in Item 4), and the $300,000.00 paid in the aggregate for the First, Second and Third Notes (as defined in Item 4) were financed out of Alcan's working capital. Alcan acquired an aggregate of 677,947 shares of Stock upon the conversion of the Debenture and the outstanding principal and interest on the Third Note into Stock, as described in Item 4. The $793,201.48 consideration paid for all subsequent purchases of shares of Stock was financed out of Alcan's working capital.

Item 4.           Purpose of Transaction.
-------           -----------------------

                  In June 1988, Alcan purchased 322,921 shares of Stock in connection with the formation of a strategic relationship between Alcanint and Unique the objective of which was to expand upon and accelerate the development of Unique's electric vehicle propulsion technology and to help Alcanint further its research and development program for the development of a prototype electric transmission for a prototype vehicle and generally to enhance Alcanint's business opportunities in the transportation industry (the "Project"). On June 7, 1988, Alcanint and Unique entered into a General Agreement (the "General Agreement") regarding research with respect to the Project and regarding the cross license of Unique's existing technology and other technology related to the Project. A copy of the General Agreement is attached hereto as EXHIBIT B.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                       Page 5 of 13 Pages
-------------------------------------------------------------------------------


                  On June 20, 1988, at the closing under the General Agreement, Alcanint and Unique executed and delivered a Research Agreement regarding the Project. A copy of the Research Agreement is attached as "Exhibit D" to the General Agreement. At that time, Alcanint and Unique also executed and delivered a License Agreement (the "License Agreement") regarding the cross license of Unique's existing technology and technology resulting from the Project. A copy of the License Agreement is attached as "Exhibit C" to the General Agreement. Under the General Agreement, Unique is obligated to seek shareholder approval for the assignment to Alcanint of Unique's existing technology and other technology related to the Project pursuant to an Assignment Agreement in the form attached as "Exhibit A" to the General Agreement (the "1988 Assignment Agreement"). With Alcanint's consent, Unique deferred seeking shareholder approval of the 1988 Assignment Agreement. The 1988 Assignment Agreement, if it had been executed, would have replaced the License Agreement.

                  In connection with the closing under the General Agreement, Alcan purchased from Unique a 6% Secured Convertible Debenture in the principal amount of $300,000.00 which was convertible at any time into the number of additional shares of Stock obtained by dividing the outstanding principal amount of the Debenture plus accrued interest by $0.75 (the "Debenture"). A copy of the Debenture is attached hereto as EXHIBIT C. Under the General Agreement, so long as Alcanint (or any of its affiliates) owns Stock, Alcanint (or its affiliate) has preemptive rights to acquire any equity securities that Unique may issue (the "Alcan Preemptive Right"), with the amount of the Alcan Preemptive Right to be determined pursuant to a formula set forth in "Schedule A" to the General Agreement, and Alcanint (or its designee) has a right of first refusal with regard to equity securities that Unique may issue (the "Alcan Right of First Refusal"). Under the General Agreement, Unique must use its best efforts to cause one person designated by Alcan, as holder of the Debenture, to be elected to its board of directors.

                  Effective upon the closing under the General Agreement, Unique granted to Alcanint a security interest in substantially all of its assets (except for trade accounts receivable) as security for Unique's obligations under the License Agreement, the 1988 Assignment Agreement, if it were executed, and the Debenture.

                  As a condition to the execution of the General Agreement, Alcanint and Unique entered into shareholder agreements dated June 7, 1988 with Unique shareholders Ray A. Geddes and John S. Gould (the "Shareholder Agreements") which granted to Alcanint (or its designee), under certain circumstances, a right of first refusal with respect to shares of Stock that Messrs. Geddes and Gould propose to transfer. Copies of the Shareholder Agreements are attached hereto as EXHIBIT D and EXHIBIT E, respectively.

                  On June 19, 1990, Alcan loaned Unique $200,000.00 in exchange for Unique's secured promissory note due December 31, 1990 (the "First Note"). On January 1, 1991, Alcan and Unique agreed to extend payment of principal and interest on the First Note and Alcan loaned Unique an additional $100,000.00. As a result, Unique executed a second secured promissory note due June 30, 1991 to Alcan for $310,987.71 (the "Second Note") in exchange for the First Note. On July 1, 1991, Alcan and Unique agreed to

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 909154 10 6                                        Page 6 of 13 Pages
-------------------------------------------------------------------------------


extend payment on the Second Note, and Unique executed a third secured promissory note due December 31, 1991 to Alcan for $325,335.50 (the "Third Note") in exchange for the Second Note. Unique borrowed these funds for working capital purposes. As security for each of the First Note, the Second Note and the Third Note, Unique granted to Alcan a security interest in all of its tangible and intangible property (except for trade accounts receivable and inventory).

                  On July 22, 1991, Alcan elected to convert the Debenture into Stock. Pursuant to the Debenture, the aggregate amount of unpaid principal and accrued interest of $355,529.25 was divided by the $0.75 conversion price resulting in the issuance by Unique of 474,039 shares of Stock to Alcan effective July 31, 1991. Alcan's right to designate a member of Unique's board of directors terminated upon the conversion of the Debenture, although Unique thereafter continued to permit Alcan to designate a member. The security interest granted to Alcanint under the General Agreement, however, remained in effect notwithstanding the conversion of the Debenture as security for Unique's obligations under the License Agreement and the 1988 Assignment Agreement, if it were executed.

                  Also effective July 31, 1991, Alcan and Unique agreed to the conversion by Alcan of the outstanding principal and interest on the Third Note, totalling $332,370.04, into Stock at a price equal to the average of the previous five day's bid and ask price for the Stock. As a result, Unique issued 203,908 shares of Stock to Alcan.

                  In October 1991, Unique completed an underwritten public offering of 1,400,000 shares of Stock at a price of $2.00 per share. Because of the Alcan Preemptive Right, as a result of the public offering Alcanint (or its affiliate) had the right to acquire 233,930 shares of Stock at the price of $2.00 per share. In November 1991, the underwriters in such offering exercised an overallotment option to purchase from Unique an additional 210,000 shares of Stock at a price of $2.00 per share. At the same time, Unique also sold to such underwriters, and for nominal consideration, warrants to purchase 140,000 shares of Stock on or after October 1992 and before October 1994 at a price of $2.40 per share. Because of the Alcan Preemptive Right, as a result of those additional transactions Alcanint (or its affiliate) had the right to acquire an additional 35,090 shares of Stock at the price of $2.00 per share, and it had the right to acquire, for the identical nominal consideration, warrants for the purchase of an additional 23,393 shares of Stock on the same terms as described above. Alcanint (or its affiliate) could exercise each of the foregoing rights for up to one year following the dates of sales of such Stock and warrants described above.

                  In 1991 Unique issued the following shares of Stock on the following dates pursuant to employee stock options under the Unique Mobility Incentive and Non-Qualified Stock Option Plan (the "Stock Option Plan") and thus triggered the Alcan Preemptive Right to purchase the following shares of
Stock:

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 909154 10 6                                        Page 7 of 13 Pages
-------------------------------------------------------------------------------


Date                         Stock Issued            Alcan Preemptive Right
----                         ------------            ----------------------
8/19/91                      4,214  shares                  704 shares
8/21/91                      6,663  shares                1,113 shares
9/25/91                     10,857  shares                1,814 shares
11/22/91                     5,789  shares                  967 shares



Alcanint (or its affiliate) could exercise the Alcan Preemptive Right for up to one year following the date of issuance of the shares of Stock.

                  On February 14, 1992, Alcan (on behalf of itself and Alcanint) waived the Alcan Preemptive Right with respect to equity securities representing stock options arising from the grant by Unique of stock options to Unique employees under the Stock Option Plan. This waiver applies to all options granted since July 22, 1991, and to any future grants of stock options until further notice and is effective as of the time of those grants. Alcan did not waive the Alcan Preemptive Right with respect to any other issuance of equity securities by Unique, including without limitation, Stock issued to employees upon the exercise of options granted pursuant to the Stock Option Plan (which would include the Stock issuances described in the preceding paragraph).

                  In connection with the issuance by Unique of certain notes convertible into Stock and warrants exercisable for Stock to third party investors, Alcanint and Unique entered into an Amendment to General Agreement, dated as of March 25, 1992, whereby Alcanint waived the Alcan Preemptive Right with respect to such notes and such warrants and prospectively with respect to all issuances of equity securities not having voting rights in the election of directors ("Non-voting Derivative Securities"), but not with respect to the issuance of equity securities upon the exchange, exercise or conversion of such notes, warrants or Non-voting Derivative Securities. A copy of the Amendment to General Agreement is attached hereto as EXHIBIT J. As part of the Amendment to General Agreement, Alcanint and Unique also agreed that, starting March 25, 1993, the Alcan Preemptive Right would have to be exercised by Alcanint (or its affiliate) within three months following the issuance or sale of any Stock by Unique (other than Stock issued upon conversion of the notes or exercise of the warrants being acquired by the third party investors), and starting March 25, 1995, the Alcan Right of First Refusal would be replaced by a right of first offer by Alcanint (or its designee) to acquire equity securities of Unique if the offer of such securities by Unique to a third party would cause the third party to beneficially own more than five per cent of any class of Unique's equity securities. Further, Alcanint and Unique agreed that, effective January 1, 1992, the Alcan Preemptive Right with respect to Stock issued to employees of Unique upon the exercise of employee stock options, (i) in the case of Stock issued from January 1 to June 30 in each year, would arise on July 1 of such year, and (ii) in the case of Stock issued from July 1 to December 31 in each year, would arise on January 1 of the following year. Finally, Alcanint and Unique amended the License Agreement to restrict Alcanint's right to sub-

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 909154 10 6                                        Page 8 of 13 Pages
-------------------------------------------------------------------------------


license Unique's existing technology and technology resulting from the Project in certain circumstances. A copy of the Amendment to License Agreement is attached hereto as EXHIBIT K. Alcanint also entered into amendments to the Shareholder Agreements with Messrs. Geddes and Gould limiting, in certain circumstances, Alcanint's right of first refusal under such Agreements. Copies of such amendments are attached hereto as EXHIBIT L and EXHIBIT M, respectively.

                  The rights accrued by Alcanint pursuant to the Stock Option Plan (described above) expired on August 18, 1992 (704 shares), on August 20, 1992 (1,113 shares), and on September 20, 1992 (1,814 shares). The right to acquire the 23,393 warrants which Alcanint accrued as a result of Unique's 1991 underwritten public offering (described above) expired on October 21, 1992.

                  In October 1992, Alcan acquired an additional 269,987 shares of Stock for an aggregate purchase price of $538,523.50. This Stock was acquired pursuant to an exercise by Alcan of the Alcan Preemptive Right arising from Unique's 1991 underwritten public offering (described above) and Unique's November 22, 1991 issuance of Stock to an employee upon the exercise of options granted under the Stock Option Plan (described above).

                  On December 3, 1992, Unique completed an underwritten public offering of 1,000,000 shares of Stock at a price of $5.00 per share. Because of the Alcan Preemptive Right, as a result of the public offering, Alcanint (or its affiliate) had the right to acquire 167,093 shares of Stock at the price of $5.00 per share. On December 7, 1992, the underwriters in such offering exercised an overallotment option to purchase from Unique an additional 150,000 shares of Stock at a price of $5.00 per share. Because of the Alcan Preemptive Right, as a result of the exercise of the overallotment option, Alcanint (or its affiliate) had the right to acquire an additional 25,064 shares of Stock at the price of $5.00 per share. Neither Alcanint nor its affiliate exercised the foregoing rights within the one-year time limits described above, and the rights expired.

                  Alcan acquired an aggregate amount of 27,784 shares of Stock at prices ranging from $0.50 to $1.99 per share on July 1, 1993 pursuant to the Alcan Preemptive Right, which was triggered by the issuance of shares of Stock by Unique pursuant to its Employee Stock Purchase Plan ("ESPP") and the Stock Option Plan in the first half of 1993.

                  On October 20, 1993, Alcan acquired 21,891 shares of Stock at prices ranging from $0.50 to $7.01 per share pursuant to the Alcan Preemptive Right, which was triggered by the issuance of shares of Stock pursuant to the ESPP and the Stock Option Plan and by the issuance of shares of Stock pursuant to the exercise of warrants in the first half of 1993.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                       Page 9 of 13 Pages
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                  Unique and Alcan entered into an agreement (the "1993
Assignment Agreement") as of November 1, 1993 wherein Alcan assigned to Unique all of its rights, title and interest in all technology previously developed under the original agreements between Unique and Alcan. The 1993 Assignment Agreement further provides that Unique shall pay to Alcan royalties on revenue derived from the manufacture and sale of products or processes embodying permanent magnet technology. In addition, for so long as Alcan beneficially owns at least five percent of the Stock, Alcan agreed to reimburse Unique for fifty percent of its patent application and renewal fees (including reasonable attorney's fees related thereto) associated with the permanent magnet technology, up to an amount not to exceed the annual royalties from Unique. The 1993 Assignment Agreement supersedes in its entirety the License Agreement. A copy of the 1993 Assignment Agreement is attached hereto as EXHIBIT N.

                  On February 18, 1994, Alcan acquired 111,395 shares of Stock at the price of $1.80 per share pursuant to the Alcan Preemptive Right, which was triggered on February 23, 1993 by the conversion by third-party investors of previously purchased notes and warrants into shares of Stock.

                  Alcan sold an aggregate of 30,000 shares of Stock in open market sales in February 1994.

                  Michel A. Bell, Financial Director - Raw Materials and Chemicals at Alcan and Alcan's representative on the Unique board of directors, resigned as a director of Unique on September 15, 1996. Alcan has no present intention to replace Mr. Bell with another individual.

                  Except as indicated above, upon notification by Unique of the triggering of the Alcan Preemptive Right, Alcan has either waived such Right or has allowed such Right to expire unexercised. The most recent waiver by Alcan was on March 27, 1997.

                  In 1993 Alcan completed an intensive review of its competitive position in the aluminum market, and since 1993 it has embarked on a new set of strategic priorities designed to make Alcan a simpler, more focused company. Those priorities include maintaining investment only in those businesses that are a strategic fit with Alcan's core business. From time to time since 1993, Alcan has divested itself of its interest in certain businesses, consisting of mostly downstream operations, that did not fit with Alcan's core strategies when Alcan has been able to negotiate satisfactory terms. Alcan has reviewed its investment in Unique in light of Alcan's strategic priorities and would dispose of all or part of such investment, either in a private sale or on the open market, if Alcan is able to negotiate satisfactory terms with a prospective purchaser or purchasers or if favorable market conditions exist. In that regard, from time to time Alcan may seek or receive offers for the sale of all or part of its investment in Unique from possible prospective purchasers.

                  On April 4, 1997, Alcan received an offer to purchase all of the Stock owned by Alcan at a net price of $2.67

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                      Page 10 of 13 Pages
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per share (the "Offer") for an aggregate net purchase price of $3,743,139.75.
Alcan accepted the Offer on the same day, subject to documentation of the specific terms of sale and confirmation of compliance with applicable law. A copy of the Offer, as accepted by Alcan, is attached hereto as EXHIBIT O.

                  Except as set forth above, Alcan does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Unique or the disposition of securities of Unique; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Unique; (c) a sale or transfer of a material amount of assets of Unique; (d) any change in the present board of directors or management of Unique, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the current capitalization or dividend policy of Unique; (f) any other material change in Unique's business or corporate structure; (g) changes in Unique's charter, bylaws, or other instruments corresponding thereto, or other actions which may impede the acquisition of control of Unique by any person; (h) causing a class of securities of Unique to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Unique becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

                  (a) Alcan is the beneficial owner of an aggregate of 1,401,925 shares of Stock. This aggregate number represents approximately 10.7% of Unique's issued and outstanding Stock.

                  (b) Alcan retains both sole voting and sole dispositive power. To the best of Alcan's knowledge, except as described above, no executive officer or director of Alcan and no associate of Alcan owns or has a right to acquire, directly or indirectly, any shares of Stock.

                  (c) Other than as stated above, no transactions in the Stock were effected during the past 60 days by Alcan, or, to the best of Alcan's knowledge, by any executive officer, director or affiliated person of Alcan, or by any subsidiary of Alcan or by any executive officer, director or affiliated person of any such subsidiary.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock listed in response to this item.

                  (e) Not applicable.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                       Page 11 of 13 Pages
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Item 6.           Contracts, Arrangements, Understandings or Relationships With
-------           -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  Except as set forth in Item 4 of this Schedule 13D or the Exhibits hereto, Alcan does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of Unique, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

                  Item 7 of the Schedule 13D is hereby amended and restated by replacing former EXHIBIT A with EXHIBIT A attached hereto and is further amended by adding EXHIBIT N and EXHIBIT O attached hereto to the list of exhibits. The amended and restated list of exhibits follows:

                  Exhibit A:        List of Executive Officers and Directors of
                  ---------         Alcan

                  Exhibit B:        General Agreement
                  ---------

                  Exhibit C:        Unique's 6% Secured Convertible Debenture in
                  ---------         the principal amount of $300,000.00, dated
                                    June 20, 1988

                  Exhibit D:        Shareholder Agreement between Ray A. Geddes,
                  ---------         Alcanint and Unique, dated June 7, 1988

                  Exhibit E:        Shareholder Agreement between John S. Gould,
                  ---------         Alcanint and Unique, dated June 7, 1988

                  Exhibit F:        Third Note
                  ---------

                  Exhibit G:        Security Agreement, dated July 1, 1991, by
                  ---------         and between Alcan and Unique

                  Exhibit H:        Deed of Trust from Unique to Alcan
                  ---------

                  Exhibit I:        Letter Agreement, accepted July 31, 1991,
                  ---------         between Alcan and Unique relating to
                                    conversion of the Third Note

                  Exhibit J:        Amendment to General Agreement, dated as of
                  ---------         March 25, 1992 between Alcanint and Unique


                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                       Page 12 of 13 Pages
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

                  Exhibit K:        Amendment to License Agreement, dated March
                  ---------         25, 1992, between Alcanint and Unique

                  Exhibit L:        Amendment to Shareholder Agreement, dated as
                  ---------         of March 25, 1992, by and among Alcanint and
                                    Ray A. Geddes

                  Exhibit M:        Amendment to Shareholder Agreement, dated as
                  ---------         of March 25, 1992, by and among Alcanint and
                                    John S. Gould

                  Exhibit N:        1993 Assignment Agreement
                  ---------

                  Exhibit O:        The Offer
                  ---------

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

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CUSIP NO. 909154 10 6                                       Page 13 of 13 Pages
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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ALCAN ALUMINIUM LIMITED

                                        By: /s/ Serge Fecteau
                                           -----------------------------------
                                            Serge Fecteau
                                            Assistant Secretary
April  21, 1997